United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
Savings and Investment Plan
of E. I. du Pont de Nemours and Company
(Full title of Plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Dated: June 29, 2009

/S/ Robert Slone

Robert Slone
Director of Global Rewards,
Policy & Strategy and US Delivery

Savings and Investment Plan
of E. I. du Pont de Nemours and Company
Index to Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Savings and Investment Plan of E. I. du Pont de Nemours and Company
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings and Investment Plan of E. I. du Pont de Nemours and Company (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions and Loan Payments are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 29, 2009

Savings and Investment Plan of
E. I. du Pont de Nemours and Company
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments at fair value:
Plan interest in DuPont and Related Companies
Defined Contribution Plan Master Trust	$6,817,688,427	$5,703,598,332
Participant-directed Brokerage Account	44,912,224	—
Company stocks	465,410,098	796,237,195
Mutual funds	267,359,396	2,314,926,065
Common collective trust funds	—	728,263,244
Participant loans	83,268,206	98,689,350

Total investments at fair value	7,678,638,351	9,641,714,186

Receivables:
Accrued interest	—	660,131
Participants’ contributions	9,791,788	11,345,641
Employer’s contributions	12,080,877	4,412,094

Total receivables	21,872,665	16,417,866

Cash	30,644,147	3,520,592

Total assets	7,731,155,163	9,661,652,644

Liabilities
Accounts payable	89,800	105,900

Net assets available for benefits, at fair value	7,731,065,363	9,661,546,744

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	88,185,424	(98,118,719)

Net assets available for benefits	$7,819,250,787	$9,563,428,025

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of
E. I. du Pont de Nemours and Company
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Investment income:
Net appreciation in fair value of investments	$—	$7,600,972
Interest	6,081,113	10,564,476
Dividends	45,164,335	224,171,453

Total investment income	51,245,448	242,336,901

Net investment gain from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	—	301,354,240

Contributions:
Employer’s contributions	182,388,642	53,345,602
Participants’ contributions	208,244,937	194,918,066
Rollovers	1,633,467	2,663,118

Total contributions	392,267,046	250,926,786

Total additions	443,512,494	794,617,927

Deductions:
Net depreciation in fair value of investments	784,511,265	—
Net investment loss from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	489,857,645	—
Benefits paid to participants	961,350,163	981,885,368
Distribution of dividends	1,334,649	1,246,964
Administrative expenses (net)	2,128,041	573,301

Total deductions	2,239,181,763	983,705,633

Asset transfers in	54,690,740	—
Asset transfers out	(3,198,709)	(2,942,216)

Net decrease	(1,744,177,238)	(192,029,922)

Net assets available for benefits:
Beginning of period	9,563,428,025	9,755,457,947

End of period	$7,819,250,787	$9,563,428,025

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the “Plan” or “SIP”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General
The Plan is a defined contribution plan established by the Board of Directors of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”) effective September 1, 1955. The Plan is a tax qualified contributory profit sharing Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code. The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company.
Effective January 1, 2008, the Company made several changes to the Plan, including a new definition for “eligible compensation”, modifications to contributions and loan provisions, new investment choices, and a new Master Trust Agreement. These changes are explained in more detail in each respective section below.
Effective at close of day December 31, 2008, the assets of the DuPont Retirement Savings Plan (“DuPont RSP RSP”), and ChemFirst Inc. 401(k) Plan (“ChemFirst Plan”) were merged into the Plan. At the time of the merger, participants of the DuPont RSP and ChemFirst Plan became part of the SIP. Also, effective December 31, 2008, DuPont Displays, Inc. (“DuPont Displays”), and DuPont Authentication, Inc. (“DuPont Authentication”), adopted the Plan for its employees. Prior to the December 31, 2008, DuPont Displays and DuPont Authentication employees were part of the DuPont 401(k) and Profit Sharing Plan (“DuPont 401(k)”). As part of the change, DuPont Displays and DuPont Authentication participant investments in the DuPont 401(k) were transferred to the Plan.
Effective January 1, 2009, the Plan name was changed to DuPont Retirement Savings Plan.
Administration
The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by the Company. The Savings Plan Investment Committee (the “Committee”), whose members are also appointed by the Company has responsibility for selecting and overseeing the plan investments. The Company holds authority to appoint trustees and has designated Merrill Lynch Trust Company of America (“Merrill Lynch”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan. Merrill Lynch also provides recordkeeping and participant services.
Effective January 28, 2008, the Plan entered into a Master Trust Agreement with Northern Trust to establish a new DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”), which replaced the Master Trust held under Merrill Lynch. The objective of the new Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, has responsibility to oversee the investments’ managers and evaluate funds’ performances under the Master Trust, except for the Stable Value Fund, which is managed by DCMC.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
Effective January 28, 2008, the Plan’s investment elections offered prior to 2008, with the exception of the Company Stocks and the Stable Value Fund, were closed to new contributions. Participants were allowed to hold balances in some of the closed funds until April 2009, or transfer out some or all of the balances at any time, but were not permitted to invest additional contributions or request a fund transfer into these funds.
When the new investment choices became available, the following funds were liquidated and re-invested in similar predetermined investment funds in the Master Trust or in accordance with selections made at the discretion of each participant:
•	Blackrock Balanced Capital Fund Class I

•	MFS Total Return Fund Class A

•	Barclays 3-Way Asset Allocation Fund

•	Merrill Lynch Small Capital Index CT Tier 2

•	Merrill Lynch Equity Index TR Tier 6

•	Merrill Lynch International Index CT Tier 2
The Fidelity Low-Priced Stock Fund and the ConocoPhillips Stock were closed to new investments by Plan participants during previous years. Plan participants may not invest additional contributions or request a fund transfer into these funds. However, they may transfer out of these funds at any time.
Merrill Lynch remained as the trustee for the balances in the closed funds, the Company Stocks, and a new Participant-directed Brokerage Account.
Eligibility
Effective December 31, 2008, all employees of the Company or the Company’s subsidiaries and general partnerships that have adopted the Plan are eligible to participate in this Plan, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to participate in the Plan. Prior to December 31, 2008, any employee hired after December 31, 2006 was eligible to participate in the DuPont RSP.
Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions (“participant savings”). Participants may elect to make before-tax or after-tax contributions of 1% to 100% of eligible compensation, as defined. Effective January 1, 2008, participants are automatically enrolled in the Plan at a 3% before-tax savings rate, if no action is taken by the employee within 60 days from the date of hire. Under the automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Merrill Lynch, and before-tax contributions are increased 1% annually, up to a maximum of 6% of pay. The participant may elect not to participate in the plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.
Beginning January 1, 2008, the Company makes a matching contribution equal to 100% of a participant’s savings, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”) to each eligible employee account each month, equal to 3% of eligible pay, regardless of the employee’s contribution election.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers 5 passively managed index funds, 7 actively managed custom-designed funds, 12 target retirement funds, a Company Stock, and a self-directed brokerage account where participants can choose from approximately 1,300 funds from 70 mutual funds families. The Plan also contains an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends from the DuPont Company Stock paid out to them in cash instead of being reinvested in their Plan account. For the years ended December 31, 2008 and December 31, 2007, $1,334,649 and $1,246,964 in dividends were paid to participants in cash, respectively.
Vesting
Participant contributions and Company’s matching contributions are fully and immediately vested. Retirement Savings Contributions are fully vested after any of the following circumstances:
•	The participant has completed at least 3 years of service with the Company;

•	The participant reaches age 65 while working for the Company;

•	The participant terminates employment with the Company due to becoming totally disabled while working for the Company;

•	The participant’s job with the Company is eliminated;

•	The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;

•	The participant dies while actively employed by the Company.
Participant balances related to company contributions transferred from the ChemFirst Plan, and profit sharing contributions transferred from the DuPont 401(k) Plan that were not vested at the time of the merger will continue to vest according to the previous plans’ vesting schedules.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Participant Accounts
The Plan’s record-keeper maintains an account in the name of each participant to which each participant’s contributions, Company’s matching contributions, Retirement Savings Contributions, and allocations of Plan net earnings, losses and expenses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Payment of Benefits
Participants may request a full distribution of their accounts when they terminate employment with the Company and all affiliates. However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account. On separation from service, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
Participant Loans
Participants may borrow up to one-half of their non-forfeitable account balances subject to a $1,000 minimum and required regulatory loan maximum limitations. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for qualified residential loans, which have a maximum term of 10 years. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or pension checks or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2008, loan interest rates ranged from 4.25% to 10%.
Forfeited Accounts
At December 31, 2008 and 2007 forfeited non-vested accounts totaled $98 and $10,650, respectively. These accounts will be used to reduce future Company contributions or to pay administrative expenses. For the year ended December 31, 2008, the Plan used $322,411 from forfeited non-vested accounts to pay for administrative expenses. For the year ended December 31, 2007, employer contributions were reduced by $14,420 from forfeited non-vested accounts.
Administrative Expenses
Administrative expenses, including, but not limited to, recordkeeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the years ended December 31, 2008 and December 31, 2007 were $2,128,041 and $573,301, respectively, net of fee reimbursements. Fidelity Investments reimburse the Plan for certain expenses associated with administering some of the Plan’s investments. For the years ended December 31, 2008 and December 31, 2007, the total fee reimbursements to the Plan were $770,561 and $1,571,964, respectively. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).
Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end. The Company Stocks are valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value. Units held in common collective trusts (“CCT’s”) are valued at the unit value as reported at year-end.
As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value rather than contract value, with an offsetting asset or liability in the Statement of Net Assets Available for Benefits. This applies even when the contracts are not held directly by the Plan but are underlying assets in the master trust investments held by the Plan. As required by the FSP, the Plan’s interest in the Master Trust related to fully benefit-responsive contracts are stated at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Accounting Standard Issued Not Yet Adopted
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). Effective for fiscal years beginning after November 15, 2008, the new standard requires enhanced disclosures about derivative and hedging activities that are intended to better convey the purpose of derivative use and the risks managed. SFAS 161 will not affect the Plan’s net assets available for benefits or changes in net assets available for benefits. The new standard solely affects the disclosure of information.
NOTE 3 — INVESTMENTS
Investments that represent 5% or more of the net assets available for benefits as of December 31, 2008 and 2007 consisting of the Plan’s interest in the Master Trust and investment in the Company Stocks.
For the years ended December 31, 2008 and 2007, the Plan’s investments appreciated (depreciated) in value, including gains and losses on investments bought and sold as well as held during the year, as follows:

	2008	2007
Company stocks	$(323,028,554)	$(53,038,657)
Mutual funds	(390,534,193)	21,358,924
Common/collective trust funds	(53,713,358)	39,280,705
Participant-directed Brokerage Account	(17,235,160)	—

Net appreciation (depreciation) in fair value of investments	$(784,511,265)	$7,600,972

For the year ended December 31, 2008, the Plan net investment loss from interest in the Master Trust amounted to $489,857,645. For the year ended December 31, 2007, the Plan net investment gain from interest in the Master Trust amounted to $301,354,240.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 4 — INTEREST IN MASTER TRUST
As previously described, effective January 28, 2008 the Plan entered into a Master Trust Agreement with Northern Trust to establish a new Master Trust. This Master Trust contains several actively managed investments pools, and commingled index funds offered to participants as “core investment options” and “age-targeted options”. The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.
The Master Trust held at Merrill Lynch in 2007 contained a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive Asset Allocation Funds. The Stable Value Funds investments were transferred to the Northern Trust Master Trust on January 28, 2008. The Asset Allocation Funds were liquidated and reinvested in the Northern Trust Master Trust as part of the transition to the new investment options offered by the Plan.
At December 31, 2008, the Master Trust includes the assets of the following plans:
•	Savings and Investment Plan of E.I. du Pont the Nemours and Company

•	DuPont 401(k) and Profit Sharing Plan

•	Thrift and Savings Plan for Employees of Sentinel Transportation, LLC
On December 31, 2008, the DuPont Retirement Savings Plan merged with SIP. Assets of the RSP were part of the Master Trust under Northern Trust and are reported as part of the SIP at year end.
To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on each plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust was 99.53% and 99.61% as of December 31, 2008 and 2007, respectively.
Master Trust Investments
The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest.
Shares held in mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts are valued at the unit value as reported by the Master Trust at year-end.
Common stock, preferred stock, fixed income securities, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the trustees’ or investment managers’ best estimates.

Forward foreign currency contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.
Swap contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
Investments denominated in currencies other than the U.S. dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.
Money market funds are valued using the amortized cost method which approximates their fair value.
As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of the guaranteed investment contracts (“GIC’s”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GIC’s is determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”). The fair value of the wrapper is determined using a discounted cash flow model which considers recent rebids, discount rates and the duration of the underlying portfolio.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
The following presents the Master Trust’s net assets at December 31, 2008:

2008
Assets
Investments, at fair value
Common stocks	$671,342,429
Preferred stocks	1,885,459
Fixed income securities	25,532,985
Mutual funds	74,024,212
Common collective trusts	771,047,331
Investment contracts	5,302,911,435
Cash and short term investments	14,935,899

Total investments	6,861,679,750

Cash	100,393
Receivables for securities sold	779,964
Unrealized appreciation on forward exchange contracts	1,241,407
Accrued income	1,389,690
Other assets	10,828

Total assets	6,865,202,032

Liabilities
Payables for securities purchased	11,803,899
Accrued expenses	2,989,973
Other liabilities	354,181

Total liabilities	15,148,053

Master Trust net assets, at fair value	6,850,053,979
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	88,536,686

Master Trust net assets	$6,938,590,665

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
The following presents net investment loss for the Master Trust for the year ended December 31, 2008:

2008
Change in net appreciation (depreciation) in fair value of investments:
Investments, at market value
Common stocks	$(454,080,361)
Preferred stocks	(606,243)
Mutual funds	(36,987,497)
Commingled funds	(295,708,830)
Fixed income securities	(2,411,350)
Other	19,657
Net foreign currency exchange losses	(1,660,366)
Net depreciation on swap agreements	(68,412)
Net appreciation on forward exchange contracts	2,001,809
Net appreciation on futures contracts	876,102

Total decrease from investments	(788,625,491)

Investment income (expense):
Interest	283,913,122
Dividends	18,144,929
Administrative expenses	(7,859,207)

Net investment loss	$(494,426,647)

Total realized loss on the sale on CCT’s sold as part of the Master Trust transition to the new Master Trust was $6,076,233.
The following presents the Master Trust’s total assets at December 31, 2007:

2007
Investment contracts, at fair value	$5,006,302,387
Mutual funds	646,569,704
Common collective trust funds	73,909,014

Master Trust net assets, at fair value	5,726,781,105
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(98,948,275)

Master Trust net assets	$5,627,832,830

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
The following presents net investment income for the Master Trust for the year ended December 31, 2007:

2007
Interest on investment contracts	$296,749,774
Net appreciation in fair value of common collective trust funds	5,560,259

Total	$302,310,033

Investments of the Master Trusts that represent 5% or more of the Trust assets were as follows:

	2008	2007
Underlying Assets on Synthetic GIC’s
GEM Trust Short Duration	$648,401,561	$510,008,389
GEM Trust Risk-Controlled 1	637,726,645	618,091,654
GEM Trust Risk-Controlled 2	619,754,004	624,516,844
GEM Trust Opportunistic 1	495,476,947	580,000,548
GEM Trust Opportunistic 2	647,202,659	657,814,264
GEM Trust Opportunistic 3	525,796,789	631,967,221
PIMCO Low Duration Fund	556,523,428	480,907,120
Mutual Funds
ML Premier Institutional Fund	—	646,569,704
Description of the Master Trust’s Investment Contracts
The Master Trust Stable Value Fund invests in traditional GIC’s, and synthetic GIC’s, which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 3.32% to 5.83% for the year ended December 31, 2008 and from 4.40% to 6.19% for the year ended December 31, 2007. The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 4.28% for the year ended December 31, 2008 and 5.49% for the year ended December 31, 2007. The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 4.83% for the year ended December 31, 2008 and 5.04% for the year ended December 31, 2007.
For traditional GIC’s the insurer maintains the assets in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GIC’s, backed by underlying assets, provide for a guaranteed return on principal and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.
The contract or crediting rates for certain stable value investment contracts are reset six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.
Based on certain events specified in fully benefit-responsive investment contracts (i.e., GICs and synthetic GICs), both the Plan/Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.
Examples of termination events that permit issuers to terminate investment contracts include the following:
•	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

•	The Trust ceases to be exempt from federal income taxation under Section 501(a) of the Code.

•	The Plan/Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Trust or its representative makes a material misrepresentation.

•	The Plan/Trust makes a material amendment to the Plan/Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.
For synthetic GICs, additional termination events include the following:
•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.
At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.
For synthetic GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic GIC that terminates the contract with another synthetic GIC issuer. Both options help maintain the stable contract value.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.
Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.
Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s market risk by holding or purchasing offsetting positions.
As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.
The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.
NOTE 5 — FAIR VALUE MEASUREMENTS
On January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Inputs on assets and liabilities with contractual terms must be observable for substantially the full contract term;
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the fair values of the Plan and Master Trust investment asset and liabilities by level within the fair value hierarchy, as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Participant-directed brokerage accounts	$44,912,224	$—	$—	$44,912,224
Company stocks	465,410,098	—	—	465,410,098
Mutual funds	267,359,396	—	—	267,359,396
Participant loans	—	—	83,268,206	83,268,206

Total Plan’s investments	$777,681,718	$—	$83,268,206	$860,949,924

Master Trust’s investments:
Common stocks	$669,061,967	$2,280,462	$—	$671,342,429
Preferred stocks	1,885,459	—	—	1,885,459
Fixed income securities	—	25,532,985	—	25,532,985
Mutual funds	74,024,212	—	—	74,024,212
Common collective trusts	—	771,047,331	—	771,047,331
Investment contracts:
Traditional GIC’s	—	924,277,687	—	924,277,687
Wrapper contracts	—	102,373,613	—	102,373,613
Underlying assets on synthetic GIC’s*	556,523,428	3,719,736,707	—	4,276,260,135
Cash and short term investments	—	14,935,899	—	14,935,899

Total Master Trust investments	1,301,495,066	5,560,184,684	—	6,861,679,750
Other financial instruments**	(42,394)	1,202,452	—	1,160,058

Total Master Trust assets	$1,301,452,672	$5,561,387,136	$—	$6,862,839,808

*	Underlying assets on synthetic GIC’s fixed income securities, commingled funds, and mutual funds.

**	Other financial instruments include swaps, forwards, futures and options.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

Participant
loans
Balance, beginning of year	$98,689,350
Purchases, sales, issuances, and settlements (net)	(15,421,144)

Balance, end of year	$83,268,206

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 6 — ASSET TRANSFERS
Asset transfers in of $54,690,740 for the year ended December 31, 2008 represent the assets from the ChemFirst Plan and DuPont RSP and the participant investments from the DuPont 401(k) for employees of DuPont Displays and DuPont Authentication that were merged with the Plan at December 31, 2008. All ChemFirst Plan investments were liquidated at fair value and cash proceeds amounting to $27,240,566 and participant loans balances totaling $1,455,907 were transferred into the Plan as of the effective date of the merger. DuPont RSP assets with a fair value of $20,171,297 were transferred “in-kind” to the Plan as of the date of the merger. DuPont 401(k) assets with a fair value of $5,822,970 were also transferred “in-kind” to the Plan as of the date of the merger.
Asset transfers out of the Plan for the year ended December 31, 2008 of $3,198,709 represent participant investment account balances amounting to $2,441,414 attributable to employees transferred to the Pioneer Hi-Bred International, Inc. Savings Plan (“Pioneer Plan”), a plan of a Company affiliate, and transfers of $757,295 to the Kordsa, Inc. 401(k) Profit Sharing Plan, a plan for employees of a former Company affiliate. Asset transfers out of the Plan for the year ended December 31, 2007 of $2,942,216 represents participant investment account balances attributable to employees transferred to the Pioneer Plan.
NOTE 7 — CONOCOPHILLIPS STOCK FUND
On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2003, the Conoco Stock Fund became the ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $44,320,807 and $85,677,325 at December 31, 2008 and 2007, respectively.
NOTE 8 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by Northern Trust and Merrill Lynch, which also serve as trustees. In addition, the Plan offers the DuPont Company stock as an investment option. At December 31, 2008 the Plan held 16,646,405 shares of DuPont common stock valued at $421,089,291. At December 31, 2007 the Plan held 16,116,123 shares of DuPont common stock valued at $710,559,870. The Plan purchased $158,938,142 and $108,606,745 of stock during the years ended December 31, 2008 and December 31, 2007, respectively. The Plan sold $141,864,211 and $217,992,725 of stock during the years ended December 31, 2008 and December 31, 2007, respectively. The Plan holdings in shares of DuPont common stock includes $906,054 received as part of the merger with the RSP and transfer from the DuPont 401(k) Plan at the end of the year.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007
Also, the Master Trust Stable Value Fund assets are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GIC’s allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was $2,124,557 and $2,198,464 for the years ended December 31, 2008 and December 31, 2007, respectively. These investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$7,819,250,787	$9,563,428,025
Amounts allocated to withdrawing participants at December 31, 2008	(481,955)
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(88,185,424)	98,118,719

Net assets available for benefits per the Form 5500	$7,730,583,408	$9,661,546,744

The following is a reconciliation of Master Trust loss per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Net depreciation in value of Master Trust included in the financial statements	$(489,857,645)
2008 adjustment from contract value to fair value for fully benefit- responsive investment contracts	(88,185,424)
2007 adjustment from contract value to fair value for fully benefit- responsive investment contracts	(98,118,719)

Net depreciation in value of Master Trust per the Form 5500	$(676,161,788)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date. The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
December 31, 2008 and 2007

2008
Benefits paid to participants per the financial statements	$961,350,163
Amounts allocated to withdrawing participants at December 31, 2008	481,955

Benefits paid to participants per the Form 5500	$961,832,118

NOTE 10 — TAX STATUS
The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service has been received by the Plan dated October 9, 2003 covering the Plan and amendments through December 2, 2002. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable requirements of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.
NOTE 11 — RISKS AND UNCERTAINTIES
The Plan provides for various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Supplemental Schedules

Savings and Investment Plan of	Schedule I
E. I. du Pont de Nemours and Company
Schedule of Assets (Held at End of Year) as of December 31, 2008
Form 5500, Schedule H, Part IV, Line I

(a)	(b)	(c)	(d)		(e)
					Current
	Identity of Issue	Description of Investment	Cost		Value
	AIM Constellation Fund Institutional	Registered Investment Company	*	*	$2,158,470
	AIM Charter Fund Institutional Class	Registered Investment Company	*	*	3,863,887
	Fidelity Equity Income Fund	Registered Investment Company	*	*	12,180,375
	Fidelity Fund PV 1	Registered Investment Company	*	*	13,357,219
	Fidelity Low Priced Stock Fund	Registered Investment Company	*	*	35,432,959
	Fidelity Magellan Fund	Registered Investment Company	*	*	34,762,967
	Franklin Balance Sheet Investment Fund ADV Class	Registered Investment Company	*	*	22,290,604
	Franklin Growth ADV Class	Registered Investment Company	*	*	3,229,732
	Franklin Small-Mid Cap Growth Fund ADV Class	Registered Investment Company	*	*	14,262,766
	Janus Enterprise Fund	Registered Investment Company	*	*	17,788,839
	Janus Research Fund	Registered Investment Company	*	*	19,437,027
*	Blackrock Global Growth Fund Class I	Registered Investment Company	*	*	21,021,668
*	Blackrock Intl Value Fund Class I	Registered Investment Company	*	*	16,571,216
*	Blackrock Basic Value Fund Class I	Registered Investment Company	*	*	13,365,124
*	Blackrock Fundamental Growth Fund Class I	Registered Investment Company	*	*	3,800,612
	MFS Research Fund Class A	Registered Investment Company	*	*	2,265,085
	Templeton Institutional Fund	Registered Investment Company	*	*	17,798,118
	Templeton Growth Fund	Registered Investment Company	*	*	13,772,728
*	DuPont Company Stock	Company Stock Fund	*	*	421,089,291
	ConocoPhillips Stock	Company Stock Fund	*	*	44,320,807
*	Plan interest in the DuPont and Related Companies
	Defined Contribution Plan Master Trust	Master Trust	*	*	6,817,688,427
*	Self-directed Brokerage Account	Brokerage Account	*	*	44,912,224
*	Participant Loans	4.25% to 10% - Maturing from
		January 2009 to February 2015	*	*	83,268,206

	Total Assets Held At End of Year				$7,678,638,351

* Party in interest

** Cost not required for participant directed investments

Savings and Investment Plan of	Schedule II
E. I. du Pont de Nemours and Company

Schedule of Delinquent Participant Contributions and Loan Payments
Form 5500, Schedule H, Part IV, Line 4a
For the Year Ended December 31, 2008
Employer Identification Number: 51-0014090
Plan Number: 002
Form: 5500

(c)
		(b)	Total that Consitute
(a)	(b)	Participant Contributions	Nonexempt Prohibited
Year	Description	Transferred Late to Plan	Transactions

2008	Late remittance of employee contributions and loan payments	$570,153.72	$570,153.72	*

*	Note: All delinquent contributions and loan payments plus interest have been remitted to the trust.